# SEC Schedule 13D/A (Amendment No. 6) — Beneficial ownership report by holders of more than 5% of a class

Issuer: LESAKA Technologies, CIK 0001041514
CUSIP: 64107N206
Title of class of securities: Common stock, par value $0.001 per share
Address of issuer's principal executive offices: President Place, 4th Floor, Cnr. Jan Smuts Avenue and Bolton Road, Rosebank, Johannesburg, South Africa (T3), 00000
Date of event which requires filing of this statement: 09/28/2026
Filed by CIK 0001384542
Persons authorized to receive notices and communications: Mr. Farid Fezoua, 2121 Pennsylvania Avenue, Washington, District Of Columbia (DC), 20433, (202) 522-3743

## Reporting persons
- International Finance Corporation ("IFC") (CIK 0001384542): type of reporting person: other (OO); member of a group; source of funds: other (OO); sole voting power 3,271,862; shared voting power 0; sole dispositive power 3,271,862; shared dispositive power 0; aggregate amount beneficially owned 3,271,862 (3.81% of the class)
  Comment: IFC is an international organization established by Articles of Agreement among its member countries, including the United States, and as such, enjoys certain immunities, privileges and exemptions, including the freedom of all of its property and assets from restrictions, regulations, controls and moratoria of any nature. The voluntary provision by IFC of the following information does not in any way constitute or imply a waiver, termination or modification by IFC of any privilege, immunity or exemption of IFC granted in the Articles of Agreement establishing IFC, international conventions, or applicable law.
- IFC African, Latin American and Caribbean Fund LP ("ALAC") (CIK 0001490628): type of reporting person: partnership (PN); citizenship or place of organization: United Kingdom (X0); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 995,614; sole dispositive power 0; shared dispositive power 995,614; aggregate amount beneficially owned 995,614 (1.16% of the class)
- IFC African, Latin American and Caribbean Fund (GP) LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 995,614; sole dispositive power 0; shared dispositive power 995,614; aggregate amount beneficially owned 995,614 (1.16% of the class)
- IFC Financial Institutions Growth Fund, LP ("FIG") (CIK 0001638084): type of reporting person: partnership (PN); citizenship or place of organization: United Kingdom (X0); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 3,302,551; sole dispositive power 0; shared dispositive power 3,302,551; aggregate amount beneficially owned 3,302,551 (3.85% of the class)
- IFC FIG Fund (GP), LLP: type of reporting person: partnership (PN); citizenship or place of organization: United Kingdom (X0); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 3,302,551; sole dispositive power 0; shared dispositive power 3,302,551; aggregate amount beneficially owned 3,302,551 (3.85% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common stock, par value $0.001 per share
Name of issuer: LESAKA Technologies
Address of issuer's principal executive offices: President Place, 4th Floor, Cnr. Jan Smuts Avenue and Bolton Road, Rosebank, Johannesburg, South Africa (T3), 00000
Comment: This Amendment No. 6 to Schedule 13D (the "Amendment") is being filed with respect to the Reporting Persons' beneficial ownership in Lesaka Technologies, Inc. (f/k/a Net 1 UEPS Technologies, Inc.) (the "Issuer"). This amendment supplements the Schedule 13D as previously filed on June 1, 2016, as amended by Amendment No. 5 filed June 17, 2026, Amendment No. 4 filed March 17, 2026, Amendment No. 3 filed December 4, 2024, Amendment No. 2 filed August 19, 2022 and Amendment No. 1 filed on May 29, 2020 (as amended, the "Schedule 13D"). Each Item below amends and supplements the information disclosed under the corresponding Item of the Schedule 13D. Unless otherwise indicated herein, capitalized terms used but not defined in this Amendment shall have the same meaning herein as are ascribed to such terms in Schedule 13D.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 is hereby amended and supplemented as follows:
We incorporate by reference Item 5(c) below.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) is hereby amended and restated as follow:
The aggregate percentage of Common Stock reported to be beneficially owned by the Reporting Persons is based upon 85,824,094 shares outstanding as of September 9, 2026, as reported in the Issuer's Annual Report on Form 10-K for the fiscal year ended June 30, 2026.
Transactions in the class effected during the past sixty days: Item 5(c) is hereby amended as follows: ALAC, a United Kingdom limited partnership, of which IFC African, Latin American and Caribbean Fund (GP) LLC, a Delaware limited liability company, serves as general partner, disposed of 860,649 shares of Common Stock through a series of market sales between June 22, 2026 and September 28, 2026 for an aggregate price of $4,086,940, gross of brokerage commissions, as follows: On June 22, 2026, ALAC sold 15,831 shares of Common Stock at a weighted average price of $4.626 per share. Such shares of Common Stock were sold in multiple transactions at prices ranging from $4.60 to $4.675. On June 23, 2026, ALAC sold 7,944 shares of Common Stock at a weighted average price of $4.632 per share. Such shares of Common Stock were sold in multiple transactions at prices ranging from $4.60 to $4.68. On June 24, 2026, ALAC sold 9,514 shares of Common Stock at a weighted average price of $4.6128 per share. Such shares of Common Stock were sold in multiple transactions at prices ranging from $4.60 to $4.65. On June 26, 2026, ALAC sold 13,296 shares of Common Stock at a weighted average price of $4.6614 per share. Such shares of Common Stock were sold in multiple transactions at prices ranging from $4.60 to $4.71. On June 29, 2026, ALAC sold 70,568 shares of Common Stock at a weighted average price of $4.7909 per share. Such shares of Common Stock were sold in multiple transactions at prices ranging from $4.645 to $4.84. On June 30, 2026, ALAC sold 53,446 shares of Common Stock at a weighted average price of $4.8116 per share. Such shares of Common Stock were sold in multiple transactions at prices ranging from $4.70 to $4.985. On July 1, 2026, ALAC sold 19,962 shares of Common Stock at a weighted average price of $4.9624 per share. Such shares of Common Stock were sold in multiple transactions at prices ranging from $4.90 to $5.025. On July 2, 2026, ALAC sold 20,329 shares of Common Stock at a weighted average price of $4.8842 per share. Such shares of Common Stock were sold in multiple transactions at prices ranging from $4.81 to $4.97. On July 6, 2026, ALAC sold 7,307 shares of Common Stock at a weighted average price of $4.8502 per share. Such shares of Common Stock were sold in multiple transactions at prices ranging from $4.79 to $4.89. On July 7, 2026, ALAC sold 11,233 shares of Common Stock at a weighted average price of $4.8814 per share. Such shares of Common Stock were sold in multiple transactions at prices ranging from $4.84 to $4.90. On July 8, 2026, ALAC sold 7,031 shares of Common Stock at a weighted average price of $4.8356 per share. Such shares of Common Stock were sold in multiple transactions at prices ranging from $4.81 to $4.90. On July 9, 2026, ALAC sold 9,624 shares of Common Stock at a weighted average price of $4.8505 per share. Such shares of Common Stock were sold in multiple transactions at prices ranging from $4.82 to $4.87. On July 10, 2026, ALAC sold 9,684 shares of Common Stock at a weighted average price of $4.8579 per share. Such shares of Common Stock were sold in multiple transactions at prices ranging from $4.81 to $4.89. On July 13, 2026, ALAC sold 5,257 shares of Common Stock at a weighted average price of $4.8482 per share. Such shares of Common Stock were sold in multiple transactions at prices ranging from $4.82 to $4.87. On July 14, 2026, ALAC sold 8,487 shares of Common Stock at a weighted average price of $4.851 per share. Such shares of Common Stock were sold in multiple transactions at prices ranging from $4.82 to $4.88. On July 15, 2026, ALAC sold 8,488 shares of Common Stock at a weighted average price of $4.8779 per share. Such shares of Common Stock were sold in multiple transactions at prices ranging from $4.86 to $4.90. On July 16, 2026, ALAC sold 96,032 shares of Common Stock at a weighted average price of $4.8606 per share. Such shares of Common Stock were sold in multiple transactions at prices ranging from $4.84 to $4.885. On July 21, 2026, ALAC sold 55,725 shares of Common Stock at a weighted average price of $4.804 per share. Such shares of Common Stock were sold in multiple transactions at prices ranging from $4.75 to $4.825. On July 23, 2026, ALAC sold 100,715 shares of Common Stock at a weighted average price of $4.7517 per share. Such shares of Common Stock were sold in multiple transactions at prices ranging from $4.75 to $4.76. On August 3, 2026, ALAC sold 375 shares of Common Stock at a weighted average price of $4.7572 per share. Such shares of Common Stock were sold in multiple transactions at prices ranging from $4.75 to $4.76. On August 4, 2026, ALAC sold 90,000 shares of Common Stock at a weighted average price of $4.8143 per share. Such shares of Common Stock were sold in multiple transactions at prices ranging from $4.70 to $4.91. On August 5, 2026, ALAC sold 50,000 shares of Common Stock at a weighted average price of $4.7613 per share. Such shares of Common Stock were sold in multiple transactions at prices ranging from $4.75 to $4.89. On August 6, 2026, ALAC sold 17,664 shares of Common Stock at a weighted average price of $4.7604 per share. Such shares of Common Stock were sold in multiple transactions at prices ranging from $4.75 to $4.805. On August 7, 2026, ALAC sold 82,805 shares of Common Stock at a weighted average price of $4.8202 per share. Such shares of Common Stock were sold in multiple transactions at prices ranging from $4.80 to $4.91. On September 9, 2026, ALAC sold 10,000 shares of Common Stock at a weighted average price of $4.5932 per share. Such shares of Common Stock were sold in multiple transactions at prices ranging from $4.53 to $4.66. On September 10, 2026, ALAC sold 520 shares of Common Stock at a weighted average price of $4.60 per share. Such shares of Common Stock were sold in multiple transactions at prices ranging from $4.60 to $4.60. On September 16, 2026, ALAC sold 6,396 shares of Common Stock at a weighted average price of $4.3417 per share. Such shares of Common Stock were sold in multiple transactions at prices ranging from $4.30 to $4.41. On September 17, 2026, ALAC sold 501 shares of Common Stock at a weighted average price of $4.318 per share. Such shares of Common Stock were sold in multiple transactions at prices ranging from $4.31 to $4.32. On September 21, 2026, ALAC sold 3,655 shares of Common Stock at a weighted average price of $4.2027 per share. Such shares of Common Stock were sold in multiple transactions at prices ranging from $4.20 to $4.21. On September 22, 2026, ALAC sold 20,100 shares of Common Stock at a weighted average price of $4.213 per share. Such shares of Common Stock were sold in multiple transactions at prices ranging from $4.20 to $4.27. On September 23, 2026, ALAC sold 29,413 shares of Common Stock at a weighted average price of $4.2224 per share. Such shares of Common Stock were sold in multiple transactions at prices ranging from $4.20 to $4.30. On September 24, 2026, ALAC sold 800 shares of Common Stock at a weighted average price of $4.2155 per share. Such shares of Common Stock were sold in multiple transactions at prices ranging from $4.20 to $4.24. On September 25, 2026, ALAC sold 2,200 shares of Common Stock at a weighted average price of $4.2016 per share. Such shares of Common Stock were sold in multiple transactions at prices ranging from $4.20 to $4.21. On September 28, 2026, ALAC sold 15,747 shares of Common Stock at a weighted average price of $4.2471 per share. Such shares of Common Stock were sold in multiple transactions at prices ranging from $4.20 to $4.30. The Reporting Person undertakes, upon request by the staff of the Securities and Exchange Commission, the Issuer or a security holder of the Issuer to provide full information regarding the number of shares purchased at each separate price.

## Signatures
- International Finance Corporation ("IFC"): /s/ Mohamed Omer Eissa, Mohamed Omer Eissa / Portfolio Manager (09/29/2026)
- IFC African, Latin American and Caribbean Fund LP ("ALAC"): /s/ Selena Baxa, By: IFC African Latin America and Caribbean Fund (GP) LLC / By: IFC Asset Management Company, a department of IFC, its design, Selena Baxa / Fund Head (09/29/2026)
- IFC African, Latin American and Caribbean Fund (GP) LLC: /s/ Selena Baxa, By: IFC Asset Management Company, a department of IFC, its designated member, Selena Baxa / Fund Head (09/29/2026)
- IFC Financial Institutions Growth Fund, LP ("FIG"): /s/ Jun Nitta, By: IFC FIG (GP), LLP / By: IFC Asset Management Company, a department of IFC, its designated member, Jun Nitta / Fund Head (09/29/2026)
- IFC FIG Fund (GP), LLP: /s/ Jun Nitta, By: IFC Asset Management Company, a department of IFC, its designated member, Jun Nitta / Fund Head (09/29/2026)
Comment: The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.